SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b),(c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 1)*

Under the Securities and Exchange Act of 1934

Ark Restaurants Corp.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

040712 101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040712 101	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Michael Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 962,413

	6	SHARED VOTING POWER 5,700

	7	SOLE DISPOSITIVE POWER 962,413

	8	SHARED DISPOSITIVE POWER 5,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,113

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%

12	TYPE OF REPORTING PERSON IN

CUSIP No. 040712 101	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Ark Restaurants Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
85 Fifth Avenue, New York, NY 10003

Item 2(a).	Name of Person Filing:
Michael Weinstein
(the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
85 Fifth Avenue, New York, NY 10003

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock, par value $.01 per share
(the “Common Stock”)

Item 2(e).	CUSIP Number:
040712101

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________.

CUSIP No. 040712 101	Page 4 of 5 Pages

Item 4.	Ownership.

a) Amount Beneficially Owned:        968,113

(b) Percent of Class:        28.0%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 962,413 shares includes: a 50% interest (113,500 shares) held by Michael Weinstein in a limited liability company account maintained by his adult children which foundation is entitled to receive dividends and the proceeds of sale of such shares; and 21,375 shares issuable upon currently exercisable options.

(ii)	shared power to vote or to direct the vote: 5,700 shares held by The Weinstein Foundation for which Mr. Weinstein acts as trustee and has shared investment and voting power.

(iii)	sole power to dispose or to direct the disposition of: 962,413 shares includes: a 50% interest (113,500 shares) held by Michael Weinstein in a limited liability company account maintained by his adult children which foundation is entitled to receive dividends and the proceeds of sale of such shares; and 21,375 shares issuable upon currently exercisable options.

(iv)	shared power to dispose or to direct the disposition of: 5,700 shares held by The Weinstein Foundation for which Mr. Weinstein acts as trustee and has shared and investment and voting power.

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.
N/A

CUSIP No. 040712 101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018	/s/ Michael Weinstein
Michael Weinstein